

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 16, 2015

Michael Cannon-Brookes Co-Chief Executive Officer
Scott Farquhar Co-Chief Executive Officer
Atlassian Corp Plc
1098 Harrison Street
San Francisco, California 94103

> **Re: Atlassian Corp Plc**
> **Draft Registration Statement on Form F-1**
> **Submitted August 21, 2015**
> **CIK No. 0001650372**

Dear Messrs. Cannon-Brookes and Farquhar:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your disclosure where you state that through your website you generate more than 6,500 free evaluations of your products. You also indicate on page 16 that converting free trials or starter licenses with a view to converting these users into paid, long-term customers is a strategic goal of yours. Please tell us whether your management tracks the rate at which persons convert from free evaluations and starter licenses to paying subscriptions or perpetual licenses, and if so, what consideration you gave to quantifying such rates and disclosing the measures throughout your filing and including them as key metrics. To the extent that the majority of these free evaluations never

convert to a paid version of your product, as indicated on page 16, please explain further why you believe that disclosing the number of free evaluations is important to investors.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   With respect to every third-party statement in your prospectus, such as the Gartner, Inc. and IDC reports, please ensure that you have disclosed the report dates, and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus and tell us whether any of the reports were prepared for you.

4.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Prospectus Summary

Overview, page 1

5.   Please provide us with support for your statement that you have been profitable for the past ten years.

Risk Factors Summary, page 6

6.   Please discuss here or elsewhere in the summary the effect that your dual class structure will have on Class A shareholders' ability to influence corporate matters.

Risks Related to Our Business and Industry

"We derive, and expect to continue to derive, a substantial majority of our revenue…," page 16

7.   Please revise this risk factor to quantify the percentage of your revenues attributable to your JIRA and Confluence products for each of the three years covered by your financial statements.

"Because our products can be used to collect and store personal information …," page 24

8.   Please expand your disclosure to briefly explain what SOC2, the U.S. Department of Commerce's Safe Harbor Privacy Principles and the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks consist of.

Risks Related to Ownership of Our Class A Ordinary Shares and this Offering

"We may invest or spend the proceeds of this offering …," page 32

9.   We note that in the past you have donated a portion of your operating profits and revenues to non-profit and charitable causes and that you intend to continue to do so in the future. Please expand your disclosure to provide the percentages of your net income and revenues and amounts that you have donated in each of the three years covered by your financial statements.

Market and Industry Data, page 38

10.   Please explain your statement that the Gartner report "represents data" but "is not a representation of fact."

Capitalization, page 40

11.   We note from your disclosure on pages 8 and 39 that you may use certain of the net proceeds to satisfy tax withholding obligations related to the vesting of RSUs. Tell us whether any portion of the tax withholding obligation is reflected in your current financial statements. If not, tell us whether you considered including an adjustment for such liability in your pro forma capitalization table, to the extent material.

Corporate Structure, page 44

12.   Please tell us what consideration you have given to including in the prospectus an organizational chart that lists the significant subsidiaries of the Company. Refer to Item 4(a) of Form F-1 and Item 4.C of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

General

13.   You state that you have more than 70,000 daily visitors to your website. Please revise to clarify the time period in which you calculated the visits to the website and whether this metric refers to visits by unique visitors from different IP addresses or if it represents

total visits, including repeat visitors. Please explain further for us the relevance of this measure to your revenues and results of operations.

14. To the extent you present quantitative information on the size of your community (e.g., daily visitors, active users, free evaluations provided) for only the most recent period presented or for a recent date, consider providing corresponding information for all periods presented. Such information appears necessary to provide context and comparability to the current size of your community.

15. Although you provide the methodology used to count customers, you do not appear to define the term "monthly active user." Please revise your disclosure to explain this term, and how the measure relates to your revenues and results of operations. In addition, we note that you define customers as organizations that have at least one active and paid license or subscription as of period end, for which they paid more than $10 per month. We note further that although you have 48,000 customers, your software is used by more than 440,000 organizations. Please provide an explanation for the variance between the number of organizations that use your software and your number of customers.

Overview, page 48

16. We note your disclosure stating that your "software spreads virally across teams and organizations as users invite others onto the platform to enable new ways of working, and [you] generate additional revenue as more users join within an organization and additional license, maintenance or subscriptions are sold." Consider expanding your disclosure to provide corresponding quantitative information regarding your historical experience in this area. For example, consider including revenue information corresponding to the revenue categories presented in the chart on page 51.

17. You state on page 13 that in order to maintain or improve your results of operations, it is important that your customers renew their subscriptions and maintenance plans when existing contract terms expire. Please tell us the renewal rates for each period presented and tell us your consideration to include this information as a key metric.

Key Business Metrics

Customers, page 53

18. You include in your customer count entities that have at least one active and paid license or subscription for which they paid more than $10 per month. In light of the nominal thresholds for being counted as a customer, please consider revising your document to clarify throughout that the measure only represents the potential or possible size or growth of your engaged user community.

19.   We note your disclosure that you had 864 customers paying you in excess of $50,000 during fiscal 2015. Tell us the number of customers that paid you in excess of $50,000 and the percentage of total revenue generated from such customers for each period presented. To the extent that these customers represent a significant portion of your total revenues, please consider expanding your disclosures throughout the filing where you present your customer count information to also present this measure, and tell us what consideration you gave to presenting this measure as a key business metric.

Results of Operations, page 57

20.   You state that the increase in subscription revenues was primarily attributable to additional subscriptions from your existing customer base and that subscriptions to new customers also played a role in the increase. Please revise to separately quantify the amount of revenue attributable to both new and existing customers. Similarly, throughout this section, where two or more factors contribute to a material change in reported amounts, revise your disclosure to indicate the amount attributable to each factor. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications. We refer you to Section III.D of SEC Interpretive Release 33-6835.

Fiscal Years Ended June 30, 2014 and 2015

Income tax benefit (expense), page 60

21.   You state that significant permanent differences, which included "non-assessable non-operating items," materially impacted your effective tax rate in fiscal 2015. Please explain further the nature of these items and tell us your consideration for disclosing this information.

22.   We also note that taxes in foreign jurisdictions with a tax rate different from the United Kingdom significantly impacted your effective rate. To the extent that any specific foreign jurisdictions had a significant impact on your effective tax rate, please disclose this information and include a discussion of how potential changes in such countries' operations may impact your results of operations. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 67

23.   We note that your disclosure does not include the discussion of the changes in cash flows between fiscal year 2013 and 2014. Please revise accordingly. We refer you to Item 5.B of Form 20-F.

Business

The Atlassian Marketplace and Ecosystem, page 93

24.   Tell us what consideration you gave to disclosing here and in your risk factor disclosure
        on page 16 whether revenues derived from the Atlassian Marketplace have been material.

Atlassian Foundation, page 96

25.   Please expand your discussion of the Atlassian Foundation to describe the structure and
        activities of the Foundation and its legal relationship with you. Also, tell us what
        consideration you have given to discussing your transactions with the Foundation under
        your related party disclosure and filing any agreements with the Foundation as exhibits to
        the registration statement. Refer to Items 4(a) and 8(a) of Form F-1, Item 7.B of Form
        20-F and Item 601(b)(10)(ii)(A) of Regulation S-K.

Management

Executive Officers' Compensation, page 104

26.   We note that you have disclosed compensation paid to your executive officers on an
        aggregate basis. Please supplementally confirm to us that you are not required to disclose
        the annual compensation of your executive officers on an individual basis under laws of
        the United Kingdom. Refer to Item 4(a) of Form F-1 and Item 6.B.1 of Form 20-F.

27.   We note that during fiscal year 2015 you made contributions to your executive officers'
        retirement funds. Please disclose the amount of these contributions. Refer to Item 4(a)
        of Form F-1 and Item 6.B.2 of Form 20-F.

Principal Stockholders, page 114

28.   Footnotes 1 and 12 contain disclaimers of beneficial ownership. Beneficial ownership
        disclosure in this table is based on voting and/or dispositive power. Refer to General
        Instruction D to Form 20-F. Please revise to remove this disclaimer of beneficial
        ownership or tell us why such a disclaimer is appropriate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Multiple-element arrangements, page F-11

29.   We note that you use relative selling prices to allocate revenue to each element in a multiple-element arrangement that includes non-software deliverables. Please explain further how you considered the guidance in paragraphs 30-2 and 30-6 – 30-6C of ASC 605-25-30 in determining the relative selling price. In addition, please revise your disclosure to include a discussion of the significant factors, inputs, assumptions and methods used in such allocation pursuant to paragraphs 117 – 124 of IAS 1.

Note 17. Earnings Per Share, page F-42

30.   We note from your disclosures on page F-46 that RSUs will not be issued until the future liquidity condition is met. Tell us the number of shares that will be issued upon effectiveness of this offering and tell us your consideration to include such shares in the denominator for the pro forma basic and diluted net income per share calculations.

You may contact Eiko Yaoita-Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3456 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: Richard Kline
        An-Yen Hu
        Goodwin Procter LLP